                                [Letterhead of Innovative Designs, Inc.]

November 20, 2009

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Innovative Designs, Inc Commission File Number 000-51791 Amended Form 10-K/A and Forms10-Q/A

Dear Madam or Sir:

On behalf of Innovative Designs, Inc. (the “Company”), I enclose for filing an amended annual report on Form 10-K for the fiscal year ended October 31, 2008, (the “Amended 10-K/A”) and  amended quarterly reports on Form 10-Q for the quarter ended January 31, 2009, and April 30, 2009, (the Amended Form 10-Q/A’s”) (collectively the “Amended Reports”).

The Amended Reports are being filed in response to comments contained in a letter from the staff dated October 22, 2009, (the “Comment Letter”).  For the convenience of the staff I have inserted below the staff comments by number and our response follows each comment.  Unless otherwise, indicated all of the comments have been complied with.

Form 10-K Filed January 29, 2009

Comment 1:  Cover Page  Please check the box that you are a smaller reporting company.

Response:  The comment has been complied with by checking the appropriate box.  We regret the oversight.

Comment 2:  Recent Sales of Unregistered Securities, page 17  Please revise this section to provide the information required by Items 701(b) and (d) of Regulation S-K for each of your sales of unregistered securities that occurred in the fiscal year ended October 31, 2008.  You should provide the facts relied upon to make the exemptions available and name the persons or identify the class of persons to whom the securities were sold.

Response:  The comment has been complied with by including on page 17 of the Amended 10-K/A, a more detailed discussion of the transaction involving recent sales of unregistered securities.  The Amended Form 10-Q/A’s have also be revised in Item 2.

U. S. Securities and Exchange Commission
Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Comment 3:  Results of Operations, page 19  We note your disclosure on page 20 that the increase in cost of sales was due to your ending inventory cost being accounted for at a higher cost that it should have been.  In addition, we note your disclosure on page 21 herein and in your Form 10-Q for the quarter ended January 31, 2009 that several adjustments were made at the end of 2008 and in 2009 regarding this issue.  Please provide us with a detailed discussion to address the following:

(i)	describe the nature and amount of each error being corrected as well as the cumulative adjustment made

(ii)	describe when the error was identified and corrected

(iii)	quantify the misstatements, if any, for each period

(iv)	tell us how you considered the guidance in FASB ASC 250-10-45-23 and 250-10-50-7 relating to the correction of errors in the previously issued financial statements and SAB Topic 108.

Response:  As noted on page 20 of the October 31, 2008 Form 10-K, the increase in cost of sales was due to ending inventory cost being accounted for at a higher cost than the actual amount.  Additionally, as noted on page 21 for Form 10Q for the quarter ended January 31, 2009 several adjustments were made at the end of 2008 and in 2009 regarding this issue.  Below is a discussion addressing the adjustment to ending inventory and additional adjustments:

(i)
The adjustment of $16,653 made to the ending balance of inventory (decrease) and the corresponding adjustment to cost of sales (increase) at October 31, 2008 was due to the Company accounting for the cost of sales as a percentage of sales throughout the quarter using the retail method of accounting.  Under the retail method of accounting, which is a method widely used by merchandising firms to value or estimate ending inventory, a “cost-to-retail” factor (a percentage) is applied to sales to determine an estimate of the amount of inventory that was sold to produce the monthly sales.  This is a practice which was consistently used by the Company in the current and prior quarters for accounting simplicity in which the Company trued-up the balances at the end of the quarters to actual after the physical inventory was performed.  However, during the quarter ended October 31, 2008, due to Company oversight, the Company did not perform the true-up of these balances.

(ii)	The error was discovered when the Company’s Chief Financial Officer was comparing the ending balance in its inventory subsidiary ledger to the ending inventory balance in the general ledger.

U. S. Securities and Exchange Commission
Page Three

(iii)	Inventory and cost of sales have been adjusted to actual in the current period and all prior periods and no misstatements are to be corrected.

(iv)
As discussed in (iii) above, consideration of FASB ASC 250-10-45-23 and 250-10-50-7, and SAB Topic 108 were not considered as there were no prior period corrections of errors in the previously issued financial statements.

Comment 4:  Liquidity and Capital Resources, page 20  Please revise this section to explain your $4,167,000 “Other Income” attributable to the Italian Arbitration Award.  Clarify, if true, that this item is a reversal of a prior accrual and had no cash impact.

Response:  The comment has been complied with by describing the fact that the “Other Income” amount of $4,167,000 is a reversal of the earlier arbitration award.

Comment 5:  Liquidity and Capital Resources, page 20  Please revise your Liquidity and Capital Resources section to provide an expanded discussion of how you plan to satisfy your obligations and fund your operations in the next twelve months.  Include quantitative and qualitative disclosure regarding the nature of the funding provided by Mr. Riccelli and the “financial institution,” identifying the name of the institution.  This discussion should include a detailed discussion of your debt agreements and how you plan to satisfy those obligations given the company’s cash position and going concern opinion.

Response:  The comment has been complied with by identifying in this section the name of the financial institution, describing the various debt agreements and disclosing what the Company intends to do to satisfy those obligations.

Item 9A. (T) – Controls and Procedures, page 21

Comment 6:  Disclosure Controls and Procedures, page 21  Considering the adjustments that were made to your financial statements in the fourth quarter of 2008 and in the first quarter of 2009 and your disclosure that disclosure controls and procedures were “not operating effectively,” please revise your disclosure to address the following:

•	please state in unequivocal language if your disclosure controls and procedures were effective or ineffective,

•	discuss in detail the material weaknesses identified and description of the related underlying control deficiencies,

•	disclose management’s current plans, if any, to remediate the weaknesses identified.

U. S. Securities and Exchange Commission
Page Four

Response:  Considering the adjustments made to the fourth quarter ending October 31, 2008, the controls and procedures were ineffective.  These adjustments were primarily related to the valuing of inventory and the corresponding cost of sales, not the quantity of inventory.  The deficiency was not considered a material deficiency to the preparation of the Company’s financial statements and the Company’s Management has since corrected this deficiency and has implemented a computer inventory valuation system which the Company had used on a preliminary basis and has since purchased upgrades for this system.  The system also updates the costing of inventory for each new receipts of product.  The costing of inventory is also continuously updated for each of these transactions on a first-in, first-out basis.  Lastly, the perpetual and physical inventories are reconciled to the general ledger on a regular basis.

Comment 7:  Management’s Annual Report on Internal Control over Financial Reporting, page 21  In light of your disclosure of material weaknesses and conclusion that disclosure controls and procedures were ineffective, tell us how you determined that your internal control over financial reporting was effective.  The existence of a material weakness will preclude management from concluding that internal control over financial reporting is effective.  Accordingly, please revise to state your conclusion on the effectiveness of your internal control over financial reporting and include management’s current plans, if any, to remediate the weaknesses.  Refer to SEC Release 33-8809 for further guidance.

Response:  The material weakness and conclusion that disclosure controls and procedures were ineffective was related to the Company’s controls and procedures surrounding the valuation of inventory.  Management’s internal controls over financial reporting (“ICFR”) were effective in that Management detected and corrected the error in the valuation of its inventory prior to the financial statements being released to the public.  We believe that our ICFR controls were and continue to be operating effectively.  Accordingly, we do not believe that the conclusion reached by us in Management’s Annual Report on Internal Controls Over Financial Reporting needs to be revised.

Comment 8:  Directors, Executive Officers and Corporate Governance, page 21  Please provide the information required by Items 407(c)(3), (d)(4), and (d)(5) of Regulation S-K regarding your audit committee, or lack thereof.

Response:  The comment has been complied with by adding additional language to describe the function of the audit committee being undertaken by the Board of Directors as a whole.

Comment 9:  Executive Compensation, page 22  We note that your compensation tables indicate that you have not paid your only officer since your inception.  However, we note the reference on page 30 to non-cash stock compensation.  Please revise this section pursuant to the requirements of Item 402(l) of Regulation S-K to properly disclose all non-cash compensation paid to your named executive officers.

Response:  We did reference on page 30 that we paid directors non-stock compensation.  We revised the chart for compensation – Part III, Item 11 to reflect this compensation.

U. S. Securities and Exchange Commission
Page Five

Comment 10:  Certain Relationships and Related Party Transactions, page 24  Please revise to include the material terms of your debt agreements with members of management.  See Item 404 of Regulation S-K.

Response:  The comment has been complied with by adding additional disclosure in this section regarding related party debt.

Comment 11:  Certain Relationships and Related Party Transactions, page 24  Please provide the information required by Item 407(a) of Regulation S-K regarding director independence.

Response:  The comment has been complied with by disclosing the standards the Company’s Board of Directors use in determining director’s independence.

Comment 12:  Exhibits and Financial Statement Schedules, page 25  You discuss several agreements in your annual report and financial statements.  As non-exclusive examples, you disclose various endorsement agreements, the Hass Agreement, the Jordan Agreement, and your various debt agreements.  It is unclear why these agreements would not be material to you.  Please advise us whether any of these agreements are required to be filed as a material agreement under Item 601 of Regulation S-K.

Response:  The comment has been complied with by including as exhibits the Hass agreement and the Jordan agreement as well as the various debt agreements.

Comment 13:  Exhibits and Financial Statement Schedules, page 25  We note your statement that you incorporate by reference your Registration Statement filed Form SB-2 filed on March 11, 2003 and its amendments.  It is unclear what information you seek to incorporate by reference from the 2003 registration statement.  Please revise or advise.

Response:  The comment has been complied with by deleting the reference to the Form SB-2 registration statement.

Comment 14:  Signatures, page 26  Please include the signature of your Principle Accounting Officer or Controller, as required by General Instruction D(2)(a) of Form 10-K.  If an officer fulfills multiple roles, each title should be listed under the appropriate signature.

Response:  The comment has been complied with by adding the additional title of Principle Accounting Officer to Mr. Ricelli’s signature.

Financial Statements, page 27

Comment 15:  Balance Sheet, page 29  Please confirm in future filings you will include two years of audited balance sheet data as required by Rule 8-02 of Regulation S-X.

U. S. Securities and Exchange Commission
Page Six

Response:  This will confirm that in future filings the Company will include two years of audited balance sheet data.

Comment 16:  Statement of Operations, page 30  We note your statement of operations presents a separate line item entitled “non-cash stock compensation.”  Please note that this separate presentation of stock-based compensation is not appropriate.  This issue was previously brought to your attention in our comment letter dated April 11, 2007.  Please confirm in future filings you will revise your financial statements to reclassify expenses related to share-based payment arrangements to be in the same line item as cash compensation paid to the same entities/individuals.  Refer to the guidance in SAB Topic 14F.

Response:  This will confirm that in future filings the Company will not present a separate line on the statement of operations for “non-cash stock compensation.”

Notes to Financial Statements

Comment 17:  General  Based on your disclosures on pages 17 and 18, we note you have issued shares of your common stock to both employees and non-employees for services rendered.  Please provide us with the disclosures required by FASB ASC 718-10-50 and confirm in future filings you will include such disclosures.

Response:  The comment has been complied with by adding additional wording to the disclosures to the 10-K/A for stock issued for both employees and non-employees services rendered as required by FASB ASC 718-10-50 and additional wording will be included in future filings.

Exhibits

Comment 18:  General  We note that you filed a registration statement on Form S-8 on July 30, 2009 and previously on October 18, 2003.  As a result, please file a current consent with your amended Form 10-K in accordance with Item 601 of Regulation S-K or tell us why such consent is not required.

Response:  The comment was complied with and a consent has been filed with this amended 10-K/A.

Comment 19:  Section 302 Certifications  Please revise your Section 302 certifications to be consistent with Item 601(b)(31) of Regulation S-K.  Specifically, please revise the head note in paragraph four as follows:

•
Replace the reference to Exchange Act Rules 13a-14 and 15d-14 with Exchange Act Rules 13a-15(e) and 15d-15(e), respectively, and replace the reference to Exchange Act Rules 13a-15(e) and 15d-15(e) with Exchange Act Rules 13a-15(f) and 15d-15(f), respectively.

U. S. Securities and Exchange Commission
Page Seven

Please confirm in future filings, including amendments to this Form 10-K, that you will revise your certifications to address the issue noted above.

Response:  The comment has been complied with by revising the Section 302 certifications to be consistent with Item 601 (b) (31) of Regulation S-K.  We herby confirm that in future filings our certifications will be revised to address this issue.

Comment 20:  Other Exchange Act Reports  Please revise your other Exchange Act reports (i.e. your Forms 10-Q for the quarters ended January 31, 2009 and April 30, 2009), as necessary, to comply with the comments above.

Response:  The comment has been complied with by revising the Amended Form 10-Q/A repots for the quarters ended January 31, 2009, and April 30, 2009 as necessary to comply with the staff comments.

Form 10-Q for the Quarter Ended January 31, 2009 and Form 10-Q for the Quarter Ended April 30, 2009

Comment 21:  Item T. Controls and Procedures, page 11  Please revise to disclose any change in internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(T)(b) of Regulation S-K.

Response:  The comment has been complied with by revising the disclosure in the Amended Form 10-Q/A Reports for the periods ending January 31, 2009, and April 30, 2009, in accordance with Item 308(T) of Regulation S-K.

I hope that the responses are in compliance with the Comment Letter.  If you have any question regarding the above please contact me.

Very Truly Yours,

/s/ Joseph Riccelli
Joseph Riccelli, Chief Executive Officer

Enclosures